Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Corpus Resources Corporation

We hereby consent to the use of our report dated June 6, 2008 with respect to the balance sheet as of December 31, 2007, and the related statements of operations and comprehensive loss, stockholders' deficiency and cash flows for the year then ended, incorporated herein by reference. Our report dated June 6, 2008 contains an explanatory paragraph that states that the Company has incurred recurring losses from operations which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

s / "Smythe Ratcliffe LLP"

Chartered Accountants

Vancouver, Canada

July 8, 2008